Tiger Ethanol International Inc.
6600 Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

Via Edgar Private Correspondence Filing

January 29, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Tiger Ethanol International Inc.
File No. 333-146997
Registration Statement on Form SB-2
Filed October 29, 2007
Responsive to Staff Comments Regarding Registration Statement on Form SB-2

Ladies and Gentlemen:

On October 29, 2007, Tiger Ethanol International Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SB-2 (the “Registration Statement”). The Company herewith files Amendment No. 1 (referred to herein as the “Amendment” and “Form SB-2/A”) in response to the Commission's comments, dated November 26, 2007 (the “Comment Letter”), with reference to the Registration Statement. The Amendment filed with the Commission shows cumulative blacklined changes from the Registration Statement.

In addition to the Amendment, the Company herewith responds to the Commission's comments as follows. For convenience and ease of reference, we respond to the Commissions comments in the order of numbering set forth in the Comment Letter, and repeat each Comment herein. The location of information responsive to the Commission’s comments in documents and forms which are ancillary to this letter are identified in square brackets at the end of each respective comment item.

General

Comment 1:	It appears you are a blank check company as defined in Rule 419 of Regulation C in view of the following:

	•	You are a development stage company and your stock is penny stock.

	•	You have not yet commenced operations.

	•	You have no assets except for cash and “sundry current assets” and no employees.

	•	You will be unable to implement your business plan without substantial additional funding.

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

• Your registration statement contains very general disclosure related to the nature of your business plan.

Please disclose in an appropriate section of your registration statement that you are a blank check company and the meaning of that designation. In responding to this comment, please disclose any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

Response:
The Company is of the opinion that we are not a blank check company. While we have not commenced the production of ethanol as of the date hereof, the Company has completed a substantial portion of the construction of the ethanol product facility, and currently employs ten (10) individuals in China. These activities constitute the operations of the Company. The Company has revised its disclosures in this regard throughout the document.

Prospectus Cover Page

Comment 2:
Please revise the legend at the bottom of the page to indicate that neither the Securities and Exchange Commission nor any state securities commission has passed on the accuracy of this prospectus. See Item 501(a)(7) of Regulation S-B.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Prospectus Cover Page, page 2]

Comment 3:	On either the cover page or in the summary of the prospectus, please include the complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-B.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Summary of Our Offering, page 4]

Table of Contents

Comment 4:
Please revise your table of contents so that all major sections are listed. For example, please include the page numbers for the Selling Stockholders and Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Table of Contents, page 3]

Prospectus Summary, page 2

Comment 5:	We note your statement that your summary is “incomplete.” Please revise to delete this statement and disclose all information required by Item 503 of Regulation S-B.

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Summary of Our Offering, page 4]

Comment 6:
Your summary should give investors an accurate picture of your business and the challenges that you will face. Please revise to briefly describe here your current status with respect to your operations and the significant hurdles that you must meet in order to launch your business.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Summary of Our Offering, page 4]

Comment 7:	Please file a copy of the joint venture agreement.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Exhibits 10.24, 10.25 and 10.26]

Our Financial Situation, page 2

Comment 8:	Please disclose how long your funds on hand will sustain your business.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Summary of Our Offering, page 4]

Risk Factors, page 3

Comment 9:
Incorporation by reference is not permitted on Form SB-2, except with respect to exhibits. Therefore, please remove your reference to incorporation by reference in your opening paragraph. Please also remove your references throughout your Form SB-2 and revise to include all material information required in your prospectus. Also remove the information related to incorporation by reference on page 12.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Risk Factors, page 6]

Comment 10:
You have little funding and may not receive any funding from this offering. Discuss the alternative plans and prospects for your business if you are unable to generate revenue from your planned business operations. Also, disclose in substantially more detail your business activities should you abandon your plans in any phase.

Response:
At the present time, the Company has no alternative plans in the event that we fail to generate revenue from operations. As we note in the Amendment, “there is substantial doubt whether we can continue as an ongoing business without additional financing and/or generating profits from our operations.”

[Form SB-2/A, Risk Factors, page 6]

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Comment 11:
Your disclosure indicates that you plan to operate in China. Please revise throughout your risk factors section to discuss risks that are specific to operating a business in China. For example, you reference “the local currency” in the third risk factor on page 4, “environmental nuisance or related claims” in the first risk factor on page 6, and “in the market in which we operate” in the last risk factor on page 7. As you revise your risk factors section, please be sure that you give an accurate picture of your business, which as you state on page 2, has not commenced operations.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Risk Factors, pages 12 and 13]

We are highly dependent on our executive management and other key employees…
page 5

Comment 12:	This risk factor appears generic since most companies rely on their executive officers and key employees. Please revise to discuss why your company is particularly affected or remove the risk factor.

Response:
The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments. We note that Company relies on having executive officers and key employees who, in addition to possessing the necessary knowledge and skills to perform their roles, are also willing to spend significant amounts of time in China.

[Form SB-2/A, Risk Factors, page 7]

Comment 13:
Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as selling stockholders sell material amounts of your common stock. Additionally, please discuss the fact that this downward pressure could encourage short sales by selling stockholders or others. Lastly, please explain short selling and its likely impact on the market price of your common stock.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Risk Factors, page 7]

Where You Can Find More Information, page 13

Comment 14:	Please revise to disclose the correct address for the Securities and Exchange Commission’s public reference facilities at 100 F Street NE, Room 1580, Washington, DC 20549.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Where You Can Find More Information, page 14]

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Use of Proceeds, page 14

Comment 15:
We note the various purposes for which you will use the funds from this offering. Please disclose the amount you will allocate to each purpose and the priority of purposes if all securities offered are not sold. See Item 504 of Regulation S-B. Please also revise to present a table with columns assuming sales of 10%, 50% and 100%.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Use of Proceeds, page 15]

Plan of Distribution, page 15

Comment 16:
Please elaborate on how Mr. Leung will advertise this offering and how he will identify the persons who might have an interest in purchasing shares. Provide us supplementally with copies of any materials that he intends to use in this regard.

Response:
The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments. We plan to sell the shares in our Company’s offering through solicitations made by our President, Mr. James Pak Chiu Leung. Mr. Leung does not intend to make any general advertisements. Mr. Leung intends to utilize his personal network of contacts to solicit purchases of the common stock. Mr. Leung does not intend to utilize any materials other than the registration statement and prospectus contained therein in connection with any offers or sales of securities.

[Form SB-2/A, Plan of Distribution, page 16]

Comment 17:
Please revise this section to state that if an underwriter is used in the resale of the shares, you will file a post-effective amendment to disclose the name of the underwriter and the material terms of any agreement.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Distribution, page 17]

Comment 18:	Please disclose what steps you have taken to ensure that each of the selling stockholders will conduct the distribution in accordance with Regulation M. See Rule 461(b)(7).

Response:
The Company’s counsel has distributed a memorandum to each of the selling stockholders, setting forth in detail their obligation to comply with Regulation M. This memorandum advises that the Company’s counsel is available to the selling stockholders to answer any questions they may have regarding Regulation M and the sale of the Company’s securities.

Directors, Executive Officers, Promoters, and Control Persons, page 18

Comment 19:	We note your subheading refers to promoters and control persons. Please disclose the information required by Item 404(c) of Regulation S-B.

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Directors, Executive Officers, Promoters, and Control Persons, page 21]

Comment 20:	Disclose each management member’s experience, if any, with blank-check or shell companies, whether public or private. If none, confirm supplementally.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Directors, Executive Officers, Promoters, and Control Persons, page 19]

Comment 21:
The two short paragraphs immediately following the list of executive officers and directors appear contradictory. For example, you state that the directors’ terms of office are both at the discretion of the board of directors and that directors serve a one year term. Please reconcile.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Directors, Executive Officers, Promoters, and Control Persons, page 19]

Comment 22:
We note your disclosure on pages 18 and 29 that certain members of your Board of Directors are independent under Item 7(d)(3)(iv) of Schedule 14A. This section does not appear to define independent. Please revise to disclose the correct cite.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Directors, Executive Officers, Promoters, and Control Persons, page 19]

Comment 23:
In the second paragraph on page 19, we note your statement that the Disclosure Policy Committee will “identify appropriate industry and company benchmarks.” Please provide further details as to these benchmarks. Note we may have further comments upon review of this information.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Directors, Executive Officers, Promoters, and Control Persons, page 20]

Comment 24:	On page 20, please revise your disclosure to reflect that Guy Chevrette is a director, not an officer.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Directors, Executive Officers, Promoters, and Control Persons, page 21]

Comment 25:	We note your discussion of the occupations of Guy Chevrette and Naim Kosaric. Please provide the relevant dates for their occupations and employment for the past five years.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Directors, Executive Officers, Promoters, and Control Persons, page 21]

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Security Ownership of Certain Beneficial Owners and Management, page 21

Comment 26:	Please provide the addresses for the companies listed under the “Five Percent Stockholders” column.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Security Ownership of Certain Beneficial Owners and Management, page 22]

Selling Stockholders, page 23

Comment 27:
Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Specifically, please describe the transactions in which you issued the shares to be resold, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, the number of shares received by them, and the consideration paid.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Selling Stockholders, pages 24-27]

Certain Relationships and Transactions and Corporate Governance, page 29

Comment 28:
Under “Purchase Agreement with Gallant Energy International Inc.” on page 29, please disclose the dollar value of the 5,000,000 shares of common stock with which you paid for the right to form the joint venture.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Certain Relationships and Transactions and Corporate Governance, page 32]

Comment 29:	Please clarify here and on page 39 whether you pay $500 per month for rent or $445 as disclosed on page 69.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Certain Relationships and Transactions and Corporate Governance, page 32]

Comment 30:	Please disclose the technical and commercial consulting and support services Kayplan provided to you and the material terms of this relationship, as disclosed on page 69.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Certain Relationships and Transactions and Corporate Governance, page 32]

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Description of Business, page 30

Comment 31:
We note your risk factor disclosure on page 6 regarding potential liability for claims of environmental damage due to your forthcoming ethanol plant and your ethanol production methods. Please disclose here the costs and effects of compliance with environmental laws and regulations. See Item 101(b)(11) of Regulation S-B.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Description of Business, page 35]

Comment 32:	Under “The Company’s Competitive Position” on page 33, please disclose the methods of competition in the ethanol production industry. See Item 101(b)(4) of Regulation S-B.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Description of Business, page 36]

Key Authorizations, page 31

Comment 33:
Please clearly identify the specific government approvals that you will need and the costs you expect to incur. For each, discuss the status of the approval within the government approval process, or, if you have not yet applied for it, disclose when you will apply. Please also describe more fully how you will ensure compliance with Chinese provincial health, sanitation, safety, environmental and fire agency regulations.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Key Authorizations, page 34]

Comment 34:
Please provide to us a detailed legal analysis on the “grandfathering” of the Venture’s permits and licenses. In particular, please explain to us how you will be able to procure the fuel ethanol permit you mention on page 32. We may have further comment based on your response.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Key Authorizations, page 34]

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

Comment 35:
Please ensue that all amounts disclosed in the filing are consistent with amounts disclosed in your financial statements. For example, we note that the net loss for the period ended July 31, 2007, as disclosed on pages 3 and 35, is inconsistent with the net loss disclosed on page 49. We also note that minority interest is included in total liabilities at November 30, 2006 but not at July 31, 2007, as disclosed on page 35. Please revise these and any other inconsistencies.

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.

Plan of Operations, page 36

Comment 36:
We note your disclosure that the joint venture will have a term of ten years, which will begin on the date the venture’s business license is issued. Please briefly disclose whether you have obtained this license, and if not, the process by which you will obtain it.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Operations, page 39]

Comment 37:
We note your disclosure regarding your agreement in the November 25, 2006 Memorandum to use commercially reasonable efforts to facilitate bank loans to enable each Chinese joint venture participant to invest $125,000 in the venture and that these amounts are being used for the payment of their registered capital. We further note the table below this paragraph indicating that each Chinese joint venture participant has contributed RMB 1,555,000 in total registered capital. Please clarify whether the $125,000 investment is included in this RMB 1,555,000 amount.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Operations, page 39]

Comment 38:	Please revise to explain what you mean by “registered capital.”

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Operations, page 39]

Comment 39:
We note your contribution of RMB 27,990,000 to total registered capital. We further note your disclosure on page 52 that you are committed to contribute an additional $3,325,000 (RMB 32,000,000). Please clarify that you have already contributed RMB 27,990,000 to the joint venture and disclose the future date or time period for contributing the additional $3,325,000 (RMB 32,000,000).

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Operations, page 39]

Comment 40:	Please disclose any expected purchases of significant equipment for your new ethanol production plant.

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Operations, page 40]

Comment 41:
In the fourth to last paragraph on page 38, please revise to clarify that the amount of proceeds you expect to receive will come from the sale of securities and the exercise of the warrants. We note your disclosure in your use of proceeds section.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Operations, page 40]

Comment 42:
We note your statement on page 38 that management’s plan for your continued existence includes “maintaining marketing efforts to raise the Company’s sales volume.” Please briefly explain this statement since you currently do not produce any products to sell.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Operations, page 41]

Comment 43:
Please disclose how long you can satisfy your cash requirements as required by Item 303(a)(i) of Regulation S-B. Also, please disclose if and when construction commenced on the Venture’s ethanol plant and quantify the amounts expended to date.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Operations, page 40]

Comment 44:	Please explain the reason for and any potential risks of the ten year term for the Venture. Please address the range of potential outcomes that may occur at the end of the ten year term.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Plan of Operations, page39]

Executive Compensation, page 41

Comment 45:
Please remove the reference to “each of the four most highly-compensated executive officers of the Company” since you do not provide compensation information for any officer other than the chief executive officer.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Executive Compensation, page 44]

Comment 46:
In footnote 2 on page 41, please clarify when you changed your fiscal year-end and provide the relevant dates for each fiscal year. For example, please disclose that your 2006 fiscal year ranged from December 1, 2005 to November 30, 2006.

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Executive Compensation, page 44]

Comment 47:	Please name the person or persons who exercised the stock options in March and August 2007.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Executive Compensation, page 46]

Comment 48:
We note your statement that you have never granted any stock appreciation rights. Therefore, please remove all reference to SARs in the Option/SAR Grants in the Fiscal Year Ended November 30, 2006 table to avoid confusion.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Executive Compensation, page 45]

Compensation of Directors, page 44

Comment 49:
Please clarify the time period referenced in the first sentence of the first paragraph. See Section 1.05 of the Telephone Interpretations, “Compliance and Disclosure Interpretations Regarding Item 402 of Regulation S-K- Executive Compensation.”

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Compensation of Directors, page 48]

Comment 50:	Please provide a narrative for the director’s compensation table. See Item 402(k)(3) of Regulation S-B.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Compensation of Directors, page 48]

Financial Statements, page 47

General

Comment 51:	To the extent applicable, please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Financial Statements, pages 52-82]

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Comment 52:	In light of the short-term investment at July 31, 2007, please clarify and disclose your policy for determining cash equivalents. Refer to paragraphs 7 and 10 of SFAS 95.

Response:	The Company’s policy for determining cash equivalents is found in the Notes to the Financial Statements for the fiscal year ended January 31, 2007, under Summary of Significant Accounting Policies.
[Form SB-2/A, Notes to Financial Statements, page 67]

Statements of Cash Flows, page 51

Comment 53:
It appears that the line item “minority interest receivable” is not a receivable, but rather amounts received from your minority shareholders in the joint venture. Please revise to clarify that cash was received, as appropriate.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Statement of Cash Flows, page 55]

Note 5 — Stockholders’ Equity, page 53

Warrants, page 54

Comment 54:
Please summarize the material terms of the March and July 2007 warrants, including whether they can be exercised on a cashless basis. In addition, please supplementally provide us with your analysis as to the appropriate classification of the warrants under EITF 00-19.

Response:
Pursuant to the Series “A” Warrants (the “Warrants”) of November 2006, March 2007 and July 2007, certain stockholders have received, for every two shares of the Company’s Common Stock they acquired at Two Dollars ($2.00) under the Common Stock Purchase Agreements of November 2006, March 2007 and July 2007, one warrant giving the holder the right upon exercise to acquire one share of the Company's common stock, par value $0.001 per share (the “Warrant Shares”). The exercise price under the Warrants was initially set at Two Dollars and Fifty cents ($2.50) per share. Subject to the provisions of the Warrants, these stockholders can exercise their rights under the Warrants at any time prior to 5:00 P.M., Eastern time, two years following the grant. The Warrants may be transferred only pursuant to a registration statement filed under the Securities Act of 1933, as amended, or an exemption from such registration. In the event of changes in the capitalization of the Company, the number of Warrant Shares shall be adjusted accordingly. These Warrants cannot be exercised on a cashless basis.

The Warrant Series “A” contracts (the “Contracts”) permits the Company to net-share settle the contracts by delivering unregistered shares. The provisions of the Contracts do not allow partial or net-cash settlement, and the Company does not have the obligation to file a registration statement to register the underlying shares, nor to compensate the stockholder in the event it fails to make a timely filing with the Securities Exchange Commission. The Company has sufficient authorized and unissued shares available to settle the Contracts after considering all other commitments that may require the issuance of up to 1,500,000 shares of the Company’s Common Stock during the maximum period the Contracts could remain outstanding. The Company is authorized to issue 100,000,000 shares of Common Stock (par value $0.001) of which 18,322,750 were issued and outstanding as of July 31, 2007. The Contracts contain an explicit limit on the number of shares to be delivered for each share settlement, and do not provide compensation in the event of financial loss when the underlying shares are sold on the public market, nor do they provide additional rights as a stockholder in the event of the Bankruptcy of the Company.

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

The classification in EITF 00-19: Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s own stock, paragraph 8 states that “…contracts would be initially classified as equity or as either assets or liabilities, in the following situations:

Equity

• Contracts that require physical settlement or net-share settlement

•     Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

Assets or liabilities

• Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company).

• Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).”

In considering the conditions listed in the preceding paragraph describing the warrants, the contracts require physical settlement; that is, the Company is required to deliver shares as part of a physical settlement in exchange for the warrants and the payment of cash, certified check, or wire transfer of funds by the warrant holder. Therefore, management of the Company concluded that the warrants would be classified as permanent equity.

In response to the Staff’s comments regarding the material terms of the March and July 2007 warrants, the Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Recent Sales of Unregistered Securities, page 86 and 87]

Report of Independent Registered Public Accounting Firm, page 55

Comment 55:
It appears to us that your auditors are also required to refer to the report of the other auditors they relied on in the last sentence of the second paragraph of their report. Please refer to AU Section 543 and have your auditors revise their report or explain why a revision is not necessary.

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Report of Independent Registered Public Accounting Firm, page 59]

Report of Independent Registered Public Accounting Firm. page 56

Comment 56:
It is not clear to us if your auditors have expressed substantial doubt about your ability to continue as a going concern. Please refer to AU Section 341 and have your auditors revise or clarify their report.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Report of Independent Registered Public Accounting Firm, page 60]

Note 7 — Stockholders’ Equity, page 65 and Note 10 — Stockholders’ Equity, page 79

Common Stock, pages 65 and 79

Comment 57:
Please supplementally explain to us how the voluntary surrender of the 25 million common shares reconciles with your disclosures regarding the change in control. Please tell us how you determined it is appropriate to reflect the cancellation of these shares prospectively in EPS rather than retro-actively, similar to a reverse stock split. In regard to your EPS disclosures, please also tell us why inception to date disclosures are not provided on pages 49, 59 and 73. In addition, please revise your disclosures to clarify whether in April 2006 the company had a stock split of 7-to-1 or a stock split of 6-to-1 as indicated in note 10 on page 79.

Response:	Under the “Original shares” column are the numbers as per the Company’s Financial Statements filed for the years ended November 30, 2004 and 2005.

Under the “Common Stock” column are the Company’s Financial Statements for the years ended November 30, 2004 and 2005 with adjusted numbers reflecting retro-actively the 7 to 1 stock split.

	Original	Common Stock
	Shares	Shares	Amount
Shares issued to founders for cash	4,000,000	28,000,000	$28,000

Contributions to capital by founders

Net loss		-	-

Balances at November 30, 2004	4,000,000	28,000,000	$28,000

Shares issued for cash	1,023,250	7,162,750	7,163

Offering costs
Contribution to capital by founders

Net loss		-	-
Balances at November 30, 2005	5,023,250	35,162,750	$35,163

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Warrants, page 67

Comment 58:
Please summarize the material terms of the November 2006 warrants, including whether they can be exercised on a cashless basis. In addition, please supplementally provide us with your analysis as to the appropriate classification of the warrants under EITF 00-19.

Response:
Pursuant to the Series “A” Warrants (the “Warrants”) of November 2006, March 2007 and July 2007, certain stockholders have received, for every two shares of the Company’s Common Stock they acquired at Two Dollars ($2.00) under the Common Stock Purchase Agreements of November 2006, March 2007 and July 2007, one warrant giving the holder the right upon exercise to acquire one share of the Company's common stock, par value $0.001 per share (the “Warrant Shares”). The exercise price under the Warrants was initially set at Two Dollars and Fifty cents ($2.50) per share. Subject to the provisions of the Warrants, these stockholders can exercise their rights under the Warrants at any time prior to 5:00 P.M., Eastern time, two years following the grant. The Warrants may be transferred only pursuant to a registration statement filed under the Securities Act of 1933, as amended, or an exemption from such registration. In the event of changes in the capitalization of the Company, the number of Warrant Shares shall be adjusted accordingly. These Warrants cannot be exercised on a cashless basis.

The Warrant Series “A” contracts (the “Contracts”) permits the Company to net-share settle the contracts by delivering unregistered shares. The provisions of the Contracts do not allow partial or net-cash settlement, and the Company does not have the obligation to file a registration statement to register the underlying shares, nor to compensate the stockholder in the event it fails to make a timely filing with the Securities Exchange Commission. The Company has sufficient authorized and unissued shares available to settle the Contracts after considering all other commitments that may require the issuance of up to 1,500,000 shares of the Company’s Common Stock during the maximum period the Contracts could remain outstanding. The Company is authorized to issue 100,000,000 shares of Common Stock (par value $0.001) of which 18,322,750 were issued and outstanding as of July 31, 2007. The Contracts contain an explicit limit on the number of shares to be delivered for each share settlement, and do not provide compensation in the event of financial loss when the underlying shares are sold on the public market, nor do they provide additional rights as a stockholder in the event of the Bankruptcy of the Company.

The classification in EITF 00-19: Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s own stock, paragraph 8 states that “…contracts would be initially classified as equity or as either assets or liabilities, in the following situations:

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Equity

• Contracts that require physical settlement or net-share settlement

•     Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

Assets or liabilities

• Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company).

• Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).”

In considering the conditions listed in the preceding paragraph describing the warrants, the contracts require physical settlement; that is, the Company is required to deliver shares as part of a physical settlement in exchange for the warrants and the payment of cash, certified check, or wire transfer of funds by the warrant holder. Therefore, management of the Company concluded that the warrants would be classified as permanent equity.

In response to the Staff’s comments regarding the material terms of the November 2006 warrants, the Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Recent Sales of Unregistered Securities, page 85]

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 83

Comment 59:
It appears to us that your filing is required to include, as an exhibit, a letter from your former accountant agreeing or disagreeing with your disclosures. Refer to Items 304 and 601 of Regulation S-B.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Exhibit 16]

Recent Sales of Unregistered Securities, page 84

Comment 60:	Please name the officers and directors to whom you issued common stock on March 14, 2007, March 15, 2007, May 9, 2007, and August 3, 2007.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Recent Sales of Unregistered Securities, pages 86 and 87]

List of Exhibits, page 89

Comment 61:	Please file Exhibit 21, List of subsidiaries, as required by Item 601 of Regulation S-B.

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Registration Statement on Form SB-2/A	January 29, 2008

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Exhibit 21]

Exhibit 5.1

Comment 62:	Include a reference to the file number of the registration statement.

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Exhibit 5.1]

Exhibit 99.1

Comment 63:	Please revise to delete the second sentence of section E.6. It is inappropriate for issuers to require representations that operate as disclaimers or waivers of investor rights,

Response:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, Exhibit 99.1]

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the responses contained herein or documents attached hereto. Thank you very much.

Sincerely yours,

/s/ James Pak Chiu Leung
James Pak Chiu Leung
President and CEO

cc: Travis L. Gering, Esq. – Wuersch & Gering LLP